LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

03 SEP 29 AM 7:21

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03032317

August 19, 2003

* Filing No. : 82-3857

SUPPL

Dear Mr. Dudek,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed documents covering from April, 2003 to the date that LG Electronics Inc. (formerly Goldstar Co., Ltd.) is required to make public, file with the U.S. Securities and Exchange Commission.

Further, we will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

K.O. Kim

K.O. Kim
Senior Manager
International Finance Group

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

9/29

03 SEP 29 AM 7:21

Filing No. : 82-3857

LG Electronics

August, 2003

CONTENTS

I. The Company's Issuance of Debentures

LG Electronics Inc.
Documents Released by LG Electronics Inc.
Since April, 2003 and
Furnished to the SEC Under Rule 12g3-2(b)

Report to KFSC

Registration statements/
Prospectus for the Company's
issue of the following securities
by Public Offering

Issuance of non-guaranteed FRN-cum-loan in the amount of USD 100 Million	Amount :	USD 100 million
	Issue Date :	August 22, 2003
	Maturity Date :	August 26, 2004 ($50 million) and August 26, 2005 ($50 million)
	Coupon Rate :	6M Libor + 0.50% ($100 million maturing in 2004) and 6M Libor + 0.60% ($100 million maturing in 2005)
Issuance of convertible bonds in the amount of USD 287.5 Million	Amount :	USD 287.5 million
	Issue Date :	August 11, 2003
	Maturity Date :	August 11, 2006
	Coupon Rate :	0.00%
	Convertibility:	Convertible into ordinary shares or GDS representing ordinary shares at initial conversion price of KRW 68,900/share

Report on the Company's issuance of the following debentures by private placement

<u>None</u>

Issuance of dual tranche non-guaranteed FRN-cum-loan in the amount of USD 100 Million

1. Issuer :	LG Electronics Inc.
2. Lead Manager :	Commonwealth Bank of Australia, Kookmin Bank, Sumitomo Mitsui Banking Corporation
3. Details of Subscription :	(1) Closing date of subscription : July 31, 2003 (2) Amount subscribed : USD 100,000,000 (at par) (3) Coupon rate : 1 year tranche: 6M Libor + 0.70%; 3 year tranche: 6M Libor + 1.25%
4. Date of Maturity :	(1) 1 year tranche: August 26, 2004 ($50,000,000) (2) 3 year tranche: August 26, 2006 ($50,000,000)
5. Amount of Proceed :	(1) Total net proceeds : USD 98,640,000 (2) Total cost : USD 1,360,000
6. Use of Proceeds :	To refinance exiting debt

Issuance of convertible bond in the amount of USD 287.5 Million

1. Issuer :	LG Electronics Inc.
2. Lead Manager :	Morgan Stanley
3. Details of Subscription :	(1) Closing date of subscription : July 11, 2003 (2) Amount subscribed : USD 287,500,000 (at par) (3) Coupon rate : 0.00% (4) Initial conversion price : KRW 68,900/share

4. Date of Maturity : August 11, 2006

5. Amount of Proceeds : (3) Total net proceeds : USD 282,828,125

(4) Total cost : USD 4,671,875

6. Use of Proceeds : General working capital and refinance exiting debt

II. Public Announcements

Report to KSE

Direct public announcement &
Report of the contents of
direct public announcement

First Quarter Results Report	April 17, 2003
Plasma Display Panel Production Facilities Investment	May17, 2003
Sale of Treasury Shares	May 27, 2003
Overseas Convertible Bond Issue	July 8, 2003
Second Quarter Results Report	July 22, 2003

First Quarter Results Report

I. Results	1Q 2003	1Q 2002*
Sales	5,171 (100%)	4,412 (100%)
Gross Profit	1,263 (24.4%)	1,175 (26.6%)
Operating Profit	417 (8.1%)	367 (8.3%)
Ordinary Profit	206 (4.0%)	276 (6.3%)
Net Profit	194 (3.8%)	220 (5.0%)

II. Outlook for 2Q	
	1. We plan to maintain domestic sales on the 2002 year level by increasing sales of premium products 2. We intent to drive export sales higher than las year 3. We anticipate sales of KRW 5.1 ~ 5.4 trillion (excluding sales to suppliers)

(Billions of KRW)

* 2002 numbers are calculated on the same basis as 2003 numbers for a meaningful comparison
** Excludes sales of components or materials to suppliers

※ These figures are unaudited and are subject to change.

Plasma Display Panel Production Facilities Investment

New Facility Investment	
1. Investment Facility	Plasma Display Panel Fab 3 Line Investment
2. Investment amount	KRW 330,000,000,000
Paid in capital at end of previous year	KRW 783,961,275,000
Investment as a percent of paid-in capital	42.09%
3. Method of Fundraising	Internally Generated Funds
4. Investment Impact on Production	75,000 PDP modules/month
5. Reason for Investment	Expand production in response to market growth
6. Term of Investment	May 2003 ~ September 2004
7. Location	Industrial Complex, Kumi, Kyungbuk, Korea
8. Decision Date	May 15, 2003 (*4 External directors and Audit Committee in attendance at BoD meeting*)
9. Total assets at end of previous year	KRW 10,132,578,027,969

Sale of Treasury Shares

1. Reason for Sale	Incentive for researchers
2. Number and Type of Shares Sold	32,676 common shares
3. Method of Sale	Over-the-Counter Sale (Shares credited to each account)
4. Sale Price	KRW 40,700/share
5. Total Sale	KRW 1,329,913,200
6. Period of Sale	Full transaction on June 5, 2003
7. Treasury Share Status (before sale)	237,692 ordinary shares (0.17% of ordinary shares outstanding)
8. Decision Date	May 27, 2003 (*4 External directors and Audit Committee in attendance at BoD meeting*)
9. Other Items	Closing price from day before BoD decision used as sale price

Overseas Convertible Bond Issue

Convertible Bond Issue	
1. Issuer	LG Electronics Inc.
2. Underlying Shares	Ordinary shares (6657 KS) or GDRs
3. Issue Size	US$ 250.0 MM
4. Greenshoe	08 July, 2003
5. Trade Date	08 July, 2003
6. Settlement Date	11 Aug, 2003 (Est.)
7. Put Date	11 Feb, 2005 (Est.)
8. Maturity Date	11 Aug, 2006 (Est.)
9. Issue Price	100% of Par
10. Denomination	USD 1,000 per bond
11. Coupon	0%
12. Yield to Put/Maturity	0%
13. Put Price	100%
14. Redemption Price	100%
15. Conversion Premium	30%
16. Reference Ord. Price	KRW 53,000
17. Conversion Price	KRW 68,900
18. Fixed FX Rate	1,179.2 KRW = 1 USD
19. Conversion Ratio (Appx.)	17.11 shares/bond
20. Call Feature	Non-callable until11 Aug, 2005, inclusive, callable thereafter at par subject to 110% hurdle

Second Quarter Results Report

I. Results	2003 2Q	2003 1Q	2002 2Q
Sales	4,674 (100%)	5,171 (100%)	4,894 (100%)
Gross Profit	1,170 (25.0%)	1,263 (24.4%)	1,243 (25.4%)
Operating Profit	265 (5.7%)	417 (8.1%)	429 (8.8%)
Ordinary Profit	362 (7.7%)	198 (3.8%)	490 (10%)
Net Profit	258 (5.5%)	189 (3.7%)	341 (7.0%)

II. Outlook for 2H	1. Current slowdown in domestic economy is projected to continue 2. We anticipate an increase in export sales to drive an increase of around 10% in sales*

(Billions of KRW)

* *The Company does not expect operating income, net income and cash flow to grow at the same rate, however, and is not providing guidance regarding any indicator of its financial results other than sale*

※ These figures are unaudited and are subject to change.

III. Review Report for 1H 2003

- Please find enclosed. -

PRICEWATERHOUSECOOPERS

03 SEP 29 AM 7:21

LG ELECTRONICS INC.

REVIEW REPORT 2003

As of and for the three-month and six-month periods ended June 30, 2003
and for the three-month period from April 1, 2002 (spin-off date) to June 30, 2002

K.O. Kim

SAMIL ACCOUNTING CORPORATION

PRICEWATERHOUSECOOPERS

LG ELECTRONICS INC.

REVIEW REPORT 2003

As of and for the three-month and six-month periods ended June 30, 2003
and for the three-month period from April 1, 2002 (spin-off date) to June 30, 2002

SAMIL ACCOUNTING CORPORATION

Samil Accounting Corporation
Kukje Center Building
191 Hangangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Independent Accountant's Report

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have reviewed the accompanying non-consolidated balance sheet of LG Electronics Inc. (the "Company") as of June 30, 2003, and the related statements of income for the three-month and six-month periods ended June 30, 2003 and the three-month period from April 1, 2002 (spin-off date) to June 30, 2002, and the statements of cash flows for the three-month and six-month periods ended June 30, 2003, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG Electronics Inc. as of December 31, 2002, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the nine-month period from April 1, 2002 (date of spin-off) to December 31, 2002, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 25, 2003. These audited financial statements are not included in this review report. The balance sheet as of December 31, 2002, presented herein for comparative purposes, is consistent, in all material respects, with the audited non-consolidated balance sheet as of December 31, 2002 referred to above.

Continued;

Samil Accounting Corporation
Kukje Center Building
191 Hangangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Independent Accountant's Report

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have reviewed the accompanying non-consolidated balance sheet of LG Electronics Inc. (the "Company") as of June 30, 2003, and the related statements of income for the three-month and six-month periods ended June 30, 2003 and the three-month period from April 1, 2002 (spin-off date) to June 30, 2002, and the statements of cash flows for the three-month and six-month periods ended June 30, 2003, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG Electronics Inc. as of December 31, 2002, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the nine-month period from April 1, 2002 (date of spin-off) to December 31, 2002, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 25, 2003. These audited financial statements are not included in this review report. The balance sheet as of December 31, 2002, presented herein for comparative purposes, is consistent, in all material respects, with the audited non-consolidated balance sheet as of December 31, 2002 referred to above.

Continued;

As discussed in Note 23 to the accompanying non-consolidated financial statements, for the six-month period ended June 30, 2003, the Company entered into various transactions with affiliated companies, including sales amounting to ₩6,160,688 million and purchases amounting to ₩1,093,008 million. As of June 30, 2003, related receivables and payables approximate ₩903,046 million and ₩448,580 million, respectively.

As discussed in Note 27 to the accompanying non-consolidated financial statements, upon a resolution of the Board of Directors on July 8, 2003, the Company entered into a foreign currency convertible bond issuance contract with Morgan Stanley & Co. International Limited, also on that same day, in order to issue the convertible bonds amounting to USD287.5 million in the Luxembourg Stock Exchange.

As discussed in Note 2 to the accompanying non-consolidated financial statements, the Company has adopted the newly established Statements of Korean Financial Accounting Standards ("SKFAS") No. 2 to No. 9 effective from January 1, 2003. The effect of this adoption of the new SKFAS was to decrease sales and cost of sales by ₩768,355 million and increase net income by ₩1,241 million for the six-month period ended June 30, 2003, and decrease retained earnings by ₩2,030 million as of June 30, 2003.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

Samil Accounting Corporation

Seoul, Korea
July 19, 2003

This is report is effective as of July 19, 2003, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG ELECTRONICS INC.
NON-CONSOLIDATED BALANCE SHEETS
(Unaudited - See Independent Accountant's Report)
June 30, 2003 and December 31, 2002
(In millions of Korean Won)

		June 30, 2003		December 31, 2002
ASSETS				
Current assets				
Cash and cash equivalents (Notes 3 and 7)	₩	395,863	₩	17,176
Short-term financial instruments (Note 4)		4		766
Short-term trading securities (Note 5)		20,563		-
Trade accounts and notes receivable, net (Notes 6, 7 and 23)		987,654		1,187,275
Inventories (Note 8)		1,098,998		1,180,690
Other accounts receivable, net (Notes 6 and 7)		235,126		194,404
Prepaid expenses		57,189		67,896
Accrued income (Notes 6 and 7)		151,852		143,167
Advances (Note 6)		86,943		166,951
Derivatives transaction debit (Note 16)		1,530		2,110
Other current assets (Note 6)		3,227		2,174
Total current assets		3,038,949		2,962,609
Property, plant and equipment, net of accumulated depreciation (Notes 10 and 24)		2,958,965		2,893,372
Long-term financial instruments (Note 4)		11,396		8,729
Long-term investment securities (Note 9)		2,773,539		2,652,630
Refundable deposits (Note 7)		309,363		293,619
Long-term trade accounts receivable (Note 6)		67		123
Long-term prepaid expenses		75,272		68,878
Deferred income tax assets, net (Note 21)		343,906		237,905
Long-term loans (Notes 6 and 23)		30,809		42,246
Intangible assets (Notes 11 and 24)		916,644		972,467
Total assets	₩	10,458,910	₩	10,132,578

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

LG ELECTRONICS INC.
NON-CONSOLIDATED BALANCE SHEETS, Continued
(Unaudited - See Independent Accountant's Report)
June 30, 2003 and December 31, 2002
(In millions of Korean Won)

	June 30, 2003	December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term borrowings (Note 12)	₩ 531,707	₩ 42,393
Current maturities of long-term debt (Note 12)	945,233	703,018
Trade accounts and notes payable (Notes 7 and 23)	1,353,513	1,954,039
Other accounts payable (Note 7)	760,060	1,051,833
Income taxes payable (Note 21)	204,655	156,609
Accrued expenses (Note 7)	585,287	585,433
Withholdings	76,256	45,352
Advances from customers	195,703	197,428
Derivatives transaction credit (Note 16)	1	534
Total current liabilities	4,652,415	4,736,639
Debentures, net of current maturities and discounts on debentures (Note 13)	2,114,757	2,143,841
Long-term debt, net of current maturities (Note 13)	1,216	4,720
Accrued severance benefits, net (Note 15)	218,788	162,960
Product warranty provision	110,879	79,200
Other long-term liabilities	122	166
Total liabilities	7,098,177	7,127,526
Commitments and contingencies (Note 16)		
Shareholders' equity		
Capital stock (Note 17)	783,961	783,961
Capital surplus		
Additional paid-in capital (Note 18)	1,876,153	1,876,153
Retained earnings (Note 19)	570,344	277,716
Capital adjustments (Note 20)	130,275	67,222
Total shareholders' equity	3,360,733	3,005,052
Total liabilities and shareholders' equity	₩ 10,458,910	₩ 10,132,578

The accompanying notes are an integral part of these non-consolidated financial statements.

LG ELECTRONICS INC.
NON-CONSOLIDATED STATEMENTS OF INCOME
(Unaudited - See Independent Accountant's Report)
For the three-month and six-month periods ended June 30, 2003
and the three-month period from April 1, 2002 (spin-off date) to June 30, 2002
(In millions of Korean Won except for Earnings Per Share amounts)

	2003		2002
	For the three-month period ended June 30, 2003	For the six-month period ended June 30, 2003	For the three-month period from April 1, 2002 (spin-off date) to June 30, 2002
Sales (Notes 23 and 24)	₩ 4,672,845	₩ 9,843,366	₩ 4,894,177
Cost of sales (Note 23)	3,503,076	7,410,700	3,651,190
Gross profit	1,169,769	2,432,666	1,242,987
Selling and administrative expenses	907,583	1,753,263	813,580
Operating income (Note 24)	262,186	679,403	429,407
Non-operating income			
Interest income	9,174	13,331	8,474
Dividend income	2,545	5,327	-
Rental income	3,168	5,245	2,237
Gain on valuation of short-term trading securities	265	563	25
Foreign exchange gains	134,493	157,969	130,925
Gain on disposal of property, plant and equipment	244	641	813
Gain on disposal of investment securities	165	165	212
Equity in earnings of affiliates, net (Note 9)	129,335	77,785	120,046
Refund of income taxes	745	826	-
Gain on derivatives transactions (Note 16)	468	1,095	6,221
Gain on valuation of derivatives (Note 16)	4,438	1,530	15,156
Others	39,002	62,148	35,303
	324,042	326,625	319,412
Non-operating expenses			
Interest expense	52,963	104,510	66,218
Foreign exchange losses	75,082	140,942	72,999
Loss from transfer of trade accounts and notes receivable	25,302	51,540	25,417
Loss from disposal of property, plant and equipment	5,763	12,902	21,861
Loss from disposal of investment securities	1,612	2,569	666
Loss on impairment of investment securities	95	27,438	-
Loss from redemption of debentures	-	-	1,302
Donations	1,880	3,314	1,259
Additional payment of income taxes	-	202	1,718
Other bad debt expense	32,473	62,523	40,858
Loss on derivatives transactions (Note 16)	1,373	2,918	4,017
Loss on valuation of derivatives (Note 16)	-	1	3,132
Others	14,957	24,529	19,696
	211,500	433,388	259,143
Ordinary income	374,728	572,640	489,676
Extraordinary gains	-	-	-
Extraordinary losses	-	-	-
Income before income taxes	374,728	572,640	489,676
Income tax expense (Note 21)	107,415	116,469	149,009
Net income	₩ 267,313	₩ 456,171	₩ 340,667
Earnings per share in Won (Note 22)	₩ 1,707	₩ 2,912	₩ 2,172
Ordinary income per share in Won (Note 22)	₩ 1,707	₩ 2,912	₩ 2,172

The accompanying notes are an integral part of these non-consolidated financial statements.

LG ELECTRONICS INC.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - See Independent Accountant's Report)
For the three-month and six-month periods ended June 30, 2003
(In millions of Korean Won)

	For the three-month period ended June 30, 2003	For the six-month period ended June 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	₩ 267,313	₩ 456,171
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	155,613	305,287
Amortization of discounts on debentures	3,799	7,305
Provision for severance benefits	41,468	87,285
Loss from transfer of trade accounts and notes receivable	25,302	51,540
Bad debt expense	24,807	84,760
Foreign currency translation gain, net	(58,325)	(5,605)
Gain on valuation of short-term trading securities	(265)	(563)
Loss from disposal of investment securities, net	1,447	2,404
Loss on impairment of investment securities	95	27,438
Loss from disposal of property, plant and equipment, net	5,519	12,261
Equity in earnings of affiliates, net	(129,335)	(77,785)
Gain on valuation of derivatives, net	(4,438)	(1,529)
Loss on derivatives transactions, net	905	1,823
Product warranty provision	2,281	31,679
Others	(29)	(58)
Changes in assets and liabilities		
Decrease in trade accounts and notes receivable	276,904	140,576
Decrease (increase) in other accounts receivable	5,438	(57,770)
Increase in accrued income	(20,571)	(13,460)
Decrease in advances	54,335	79,886
Increase in other current assets	(894)	(996)
Decrease in inventories	319,631	95,053
Decrease in prepaid expenses	25,416	10,705
Decrease (increase) in deferred income tax assets	18,748	(104,869)
Increase in long-term prepaid expenses	(6,394)	(6,394)
Decrease in trade accounts and notes payable	(1,026,870)	(596,115)
Increase (decrease) in other accounts payable	235,418	(291,798)
Increase in accrued expenses	53,942	1,118
Increase in withholdings	21,288	30,904
Decrease in advances from customers	(28,468)	(1,723)
Increase in income taxes payable	70,039	48,046
Payment of severance benefits	(30,040)	(60,743)
Accrued severance benefits transferred-in from affiliated companies	229	1,266
Decrease in severance insurance deposits	12,268	25,981
Decrease in contributions to the National Pension Fund	987	2,039
Net cash provided by operating activities	₩ 317,563	₩ 284,119

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

LG ELECTRONICS INC.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
(Unaudited - See Independent Accountant's Report)
For the three-month and six-month periods ended June 30, 2003
(In millions of Korean Won)

	For the three-month period ended June 30, 2003	For the six-month period ended June 30, 2003
CASH FLOWS FROM INVESTING ACTIVITIES		
Disposal of short-term financial instruments	₩ 878	₩ 763
Acquisition of short-term trading securities	-	(20,000)
Disposal of short-term and long-term loans, net	200	927
Acquisition of long-term financial instruments	(1,995)	(2,666)
Disposal of long-term investment securities	22,133	26,681
Acquisition of long-term investment securities	(75,112)	(92,933)
Payment of refundable deposits	(8,488)	(17,257)
Proceeds from disposal of property, plant and equipment	8,292	11,698
Proceeds from disposal of intangible assets	46	81
Proceeds from disposal of derivatives	286	286
Acquisition of property, plant and equipment	(190,169)	(301,766)
Acquisition of intangible assets	(49,271)	(53,972)
Acquisition of derivatives	(247)	(533)
Others	(42)	3
Net cash used in investing activities	(293,489)	(448,688)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (payment of) short-term borrowings, net	(243,327)	492,368
Proceeds from issuance of debentures	487,674	586,961
Payment of current maturities of long-term debt	(277,917)	(380,202)
Payment of dividends	(157,396)	(157,396)
Proceeds from disposal of treasury stock	10,925	10,925
Acquisition of treasury stock	(2,208)	(9,400)
Net cash provided by (used in) financing activities	(182,249)	543,256
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(158,175)	378,687
CASH AT THE BEGINNING OF THE PERIOD (Note 26)	554,038	17,176
CASH AT THE END OF THE PERIOD (Note 26)	₩ 395,863	₩ 395,863

The accompanying notes are an integral part of these non-consolidated financial statements.

----

1. The Company:

As discussed in Note 25, the Company was spun off from LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on April 1, 2002, to engage in the manufacture and sale of electronic, and information and communication products.

As of June 30, 2003, the Company operates manufacturing facilities in Kuro, Pyeongtaek, Chongju, Gumi, and Changwon in the Republic of Korea.

As of June 30, 2003, the Company has outstanding capital stock amounting to ₩783,961 million, including non-voting preferred stock. The Company's stock was listed on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") were listed on the London Stock Exchange in September 2002.

As of June 30, 2003, affiliated companies comprised of the LG Group, including LG Corp., and key management personnel, including the family members of such individuals, own a total of 36.1% of the Company's common stock, and financial institutions, foreign investors and others own the rest of the Company's common stock.

2. Summary of Significant Accounting Policies:

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements for the three-month and the six-month periods ended June 30, 2003, which conform to the Financial Accounting Standards of the Republic of Korea, are similar to those adopted in the non-consolidated financial statements (for the nine-month period from April 1, 2002 (spin-off date) to) December 31, 2002, except for the application of Statement of Korean Financial Accounting Standards ("SKFAS") No. 2 to No. 9 effective from the first fiscal year beginning after December 31, 2002. Consequently, the balance sheet as of December 31, 2002 and the statement of income for the three-month period from April 1, 2002 (spin-off date) to June 30, 2002, presented herein for comparative purposes, comply with Financial Accounting Standards of the Republic of Korea effective in December 31, 2002, and were not restated in accordance with SKFAS No. 2 to No. 9.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Basis of Financial Statement Presentation -

The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with financial accounting standards generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying non-consolidated financial statements.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from those estimates.

Spin-Off Accounting -

Upon a resolution of the shareholders of LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on December 28, 2001, the Company was spun off from LG Electronics Investment Ltd. on April 1, 2002. The significant accounting policies followed by the Company in the spin off are as follows:

- Assets and liabilities are transferred based on the book value.
- Capital adjustments, including gain or loss on valuation of investment securities, which are directly related to assets and liabilities transferred to the Company, are also transferred to the Company.
- The difference between the Company's net assets transferred from LG Electronics Investment Ltd. and capital, after adjustments arising from capital adjustments, is credited to paid-in capital in excess of par value.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Revenue Recognition -

Revenues from finished products and merchandise are recognized when most of the risks and benefits associated with the possession of goods are substantially transferred. Accordingly, sales of finished products are recognized when inspection is completed, and sales of merchandise are recognized when delivered. Revenue from installation service contracts is recognized using the percentage-of-completion method.

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Securities -

The Company accounts for equity and debt securities under the provisions of Statement of Korean Financial Accounting Standards No. 8, "Investments" (SKFAS 8). This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the weighted-average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are charged to capital adjustments, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or the adjusted cost of debt securities after the amortization of discounts or premiums.

Investments in equity securities of companies over which the Company exerts a significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Securities, Continued -

The Company discontinues the equity method of accounting for investments when the Company's share in accumulated losses equals the costs of the investments, and until the subsequent cumulative proportionate net income of the investees equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended. Differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee are amortized over five years using straight-line method.

Unrealized profit arising from sales by the Company to the equity-method investees is fully eliminated. Unrealized profit arising from sales by the equity-method investees to the Company or sales between equity-method investees is also eliminated considering the percentage of ownership.

Foreign currency financial statements of equity-method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account.

Prior to January 1, 2003, marketable securities and investments in marketable equity securities of non-controlled investees were carried at fair value. Temporary changes in fair value were recorded in current operations for marketable securities and accounted for in the capital adjustments account, a component of shareholders' equity, for investments in marketable equity securities. Premiums and discounts on debt securities were amortized over the term of the debt using the effective interest rate method. Investments in debt securities, which the Company has the intent and ability to hold to maturity, were generally carried at cost, adjusted for the amortization of discounts or premiums (amortized cost). Other investments in debt securities were carried at fair value. Temporary differences between fair value and amortized cost were accounted for in the capital adjustments account. Securities in the balance sheet as of December 31, 2002, presented herein for comparative purpose, have been reclassified to conform to the presentation as of June 30, 2003. These reclassifications had no effect on previously reported net income or shareholders' equity.

Allowance for Doubtful Accounts -

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the accounts and notes receivable.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Inventories -

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for inventory in-transit which is determined using the specific identification method.

Property, Plant and Equipment -

Property, plant and equipment are recorded at cost, except for upward revaluation in accordance with the Korean Asset Revaluation Law. Such revaluation presents land at the prevailing market price, and buildings and other production facilities at their replacement cost, net of accumulated depreciation and impairment write-downs, as of the effective date of the revaluation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets.

	Estimated useful life (years)
Buildings	20 - 40
Structures	20 - 40
Machinery and equipment	5 - 10
Tools	5
Furniture and fixtures	5
Vehicles	5

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals which enhance the value of the assets over its most recently appraised value are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely, and recognizes an impairment loss when the carrying value of an asset exceeds the value of its future economic benefits. The carrying value of the impaired assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Lease Transactions -

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a term longer than 75 percent of the estimated economic life of the leased property, or have a present value of the minimum lease payments at the beginning of the lease term amounting to more than 90 percent of the fair value of the leased property, are accounted for as capital leases. Leases that do not meet these criteria are accounted for as operating leases, of which the total minimum lease payments are charged to expense over the lease period on a straight-line basis.

Research and Development Costs -

Research costs are expensed as incurred. Development costs directly relating to a new technology or new products, for which the estimated future benefits are probable, are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of the commercial production of the related products. Such costs are subject to continual analysis of recoverability. In the event that such amounts are not estimated to be recoverable, they are written-down to their net realizable value.

Intangible Assets -

Intangible assets are stated at acquisition cost, net of accumulated amortization. Acquisition cost is the total of the production or purchase cost and other incidental expenses. Amortization is computed using the straight-line method over the estimated useful lives, which range from five to ten years.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely. An impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Interest Capitalization -

Interest expense incurred on borrowings used to acquire property, plant and equipment, intangible assets and investments are all charged to expense as incurred when at least one year is required to bring the related asset to working condition for its intended use.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Discounts (Premiums) on Debentures -

Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Stock -

Treasury stock are stated at cost and recorded as a capital adjustment in shareholders' equity. Gain on disposal of treasury stock is recorded as a capital surplus. Any loss on disposal of treasury stock is offset against prior gains on disposal of treasury stock included in capital surplus. The remaining loss is offset against retained earnings.

Product Warranty Provision -

The Company provides warranties against product defects for a specified period of time after sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying non-consolidated balance sheet as a product warranty provision.

Accrued Severance Benefits -

Employees and directors with at least one year of service are entitled to receive a lump-sum severance payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees upon their retirement.

Income Taxes -

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred income tax assets are recognized to the extent that it is certain that such deferred income tax assets will be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Income Taxes, Continued -

Tax credits for investments and development of research and manpower are accounted for using the flow-through method, whereby income taxes are reduced in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to realizability as stated above, are recognized for the carry-forward amount.

Sale of Accounts and Notes Receivable -

The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as a sale of the receivables, if the rights and obligations relating to the receivables are substantially transferred to the buyers. The gains and losses from the sale of the receivables are charged to current operations as incurred.

Foreign Currency Translation -

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

The exchange rate used to translate U.S. Dollar denominated monetary assets and liabilities as of June 30, 2003 and December 31, 2002 is ₩1,193.1: US$1 and ₩1,200.4: US$1, respectively.

Derivative Financial Instruments -

The Company utilizes several derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure resulting from fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustments account and recorded in current operations in the period when the underlying transactions have an effect on operations.

Continued;

----

2. Summary of Significant Accounting Policies, Continued:

Application of the Statements of Korean Financial Accounting Standards -

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements for the three-month and the six-month periods ended June 30, 2003, which conform to Financial Accounting Standards of the Republic of Korea, including Statement of Korean Financial Accounting Standards ("SKFAS") No. 2 to No. 9 effective from the first fiscal year beginning after December 31, 2002, are similar to those adopted in the non-consolidated financial statements for the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002, except for the following items:

In accordance with the newly effective SKFAS No. 4 on revenue recognition, the Company changed its accounting policy for revenue recognition of outsourcing for assembling activities. Raw materials provided to subcontractors for assembling were previously recognized as sales when taken out of the warehouse, and recognized as purchases when the assembled materials were returned. Effective from January 1, 2003, only outsourcing fees related with assembling are recognized as manufacturing costs. Furthermore, effective from April 1, 2003, only manufacturing fees are recognized as sales for manufacturing services in which the Company does not substantially retain the risks and ownership of the raw materials purchased. The effect of this application of SKFAS No. 4 was to decrease sales and cost of sales for the six-month period ended June 30, 2003 by approximately ₩768,355 million.

In accordance with the newly effective SKFAS No. 3 on intangible assets, the Company deducted its remaining balance of organization costs, which had been accounted for as an intangible asset, from retained earnings as of December 31, 2002. The effect of this application of SKFAS No. 3 was to increase net income for the six-month period ended June 30, 2003 by ₩1,241 million and decrease retained earnings as of June 30, 2003 by ₩2,030 million.

3. Cash and Cash Equivalents:

Cash and cash equivalents as of June 30, 2003 and December 31, 2002 consist of the following:

	Annual interest rate (%) at June 30, 2003	Millions of Won	
		June 30, 2003	December 31, 2002
Cash on hand	-	₩ 48	₩ 78
Checking accounts	-	20,434	914
Foreign currency checking accounts	-	44,132	7,014
Demand deposits	0.1	19,859	8,330
Foreign currency time deposits	0.4 - 0.8	105,593	840
Money market funds	3.7 - 3.9	205,797	-
		₩ 395,863	₩ 17,176

4. Financial Instruments:

Short-term and long-term financial instruments as of June 30, 2003 and December 31, 2002 consist of the following:

	Annual interest rate (%) at June 30, 2003	Millions of Won	
		June 30, 2003	December 31, 2002
Short-term financial instruments			
Installment deposits	6.8	₩ 4	₩ 766
Long-term financial instruments			
Installment deposits	6.5	581	429
Other deposits	3.4 - 4.5	10,815	8,300
		11,396	8,729
		₩ 11,400	₩ 9,495

As of June 30, 2003 and December 31, 2002, long-term financial instruments amounting to ₩10,815 million and ₩8,300 million, respectively, are deposited in connection with maintaining checking accounts, debt or research and development projects funded by the government. The withdrawal of these financial instruments is restricted (Notes 12 and 13).

----

5. Short-Term Trading Securities:

Short-term trading securities as of June 30, 2003 consist of the following:

	Annual interest rate (%) at June 30, 2003	Millions of Won		
		Acquisition cost	Market value	Carrying value
Beneficiary certificates	6.7	₩ 20,000	₩ 20,563	₩ 20,563

6. Receivables:

Receivables, including trade accounts and notes receivable, as of June 30, 2003 and December 31, 2002 comprise the following (Millions of Won):

	June 30, 2003				December 31, 2002			
	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
Trade accounts and notes receivable	₩1,075,845	₩(84,712)	₩(3,479)	₩ 987,654	₩1,269,200	₩ (81,834)	₩ (91)	₩1,187,275
Other accounts receivable	301,113	(65,987)	-	235,126	241,688	(47,284)	-	194,404
Accrued income	157,167	(5,315)	-	151,852	145,814	(2,647)	-	143,167
Advances	91,630	(4,687)	-	86,943	171,517	(4,566)	-	166,951
Other current assets	3,238	(11)	-	3,227	2,184	(10)	-	2,174
Long-term trade accounts receivable	68	(1)	-	67	124	(1)	-	123
Long-term loans	98,564	(67,755)	-	30,809	100,011	(57,765)	-	42,246
	₩1,727,625	₩(228,468)	₩(3,479)	₩1,495,678	₩1,930,538	₩(194,107)	₩ (91)	₩1,736,340

7. Assets and Liabilities Denominated in Foreign Currencies:

As of June 30, 2003 and December 31, 2002, monetary assets and liabilities denominated in foreign currencies, other than those disclosed in Note 13, are as follows:

	June 30, 2003			December 31, 2002		
	Foreign currencies (In Millions)		Won Equivalent (In Millions of Won)	Foreign currencies (In Millions)		Won Equivalent (In Millions of Won)
Cash and cash equivalents	USD	96	₩ 113,819	USD	2	₩ 2,589
	JPY	907	9,036	JPY	265	2,681
	EUR	13	17,069	EUR	1	1,594
	Others	-	9,801	Others	-	990
			149,725			7,854
Trade accounts receivable	USD	400	477,095	USD	427	512,160
	JPY	1,420	14,151	JPY	409	4,138
	EUR	25	33,554	EUR	18	22,717
	GBP	3	5,287	GBP	1	2,447
	AUD	17	13,582	AUD	4	2,813
	Others	-	1,769	Others	-	1,974
			545,438			546,249
Other accounts receivable	FRF	4	790	FRF	4	729
	USD	35	41,167	USD	34	41,412
			41,957			42,141
Accrued income	USD	78	93,457	USD	71	84,711
	Others	-	110	Others	-	148
			93,567			84,859
Refundable deposits	JPY	32	315	JPY	58	582
	USD	2	1,828	USD	2	1,920
	Others	-	285	Others	-	62
			2,428			2,564

Continued;

7. Assets and Liabilities Denominated in Foreign Currencies, Continued:

	June 30, 2003			December 31, 2002		
	Foreign currencies (In Millions)		Won Equivalent (In Millions of Won)	Foreign currencies (In Millions)		Won Equivalent (In Millions of Won)
Trade accounts payable	USD	412	₩ 491,525	USD	457	₩ 549,010
	JPY	12,050	120,069	JPY	20,880	211,491
	EUR	5	7,044	EUR	3	3,606
	Others	-	173	Others	-	282
			618,811			764,389
Other accounts payable	AUD	10	8,151	AUD	14	9,541
	CAD	3	2,843	CAD	5	3,912
	EUR	29	39,184	EUR	26	32,100
	JPY	2,913	29,030	JPY	4,063	41,151
	USD	94	112,540	USD	140	168,555
	Others	-	3,893	Others	-	3,479
			195,641			258,738
Accrued expenses	USD	98	116,584	USD	42	50,078
	Others	-	743	Others	-	1,465
			117,327			51,543

8. Inventories:

Inventories as of June 30, 2003 and December 31, 2002 comprise the following:

	Millions of Won	
	June 30, 2003	December 31, 2002
Merchandise	₩ 28,018	₩ 26,795
Finished products	274,268	479,835
Work-in-process	241,318	244,200
Raw materials	461,453	325,494
Parts and supplies	93,941	104,366
	₩ 1,098,998	₩ 1,180,690

See Note 10 for inventories insured against various property risks.

9. Long-Term Investment Securities:

Long-term investment securities as of June 30, 2003 and December 31, 2002 are as follows:

	Millions of Won	
	June 30, 2003	December 31, 2002
Equity-method investment securities	₩ 2,408,896	₩ 2,355,029
Available-for-sale securities	317,625	199,740
Held-to-maturity securities	47,018	97,861
	₩ 2,773,539	₩ 2,652,630

Equity-method investment securities as of June 30, 2003 and December 31, 2002 are as follows:

		Millions of Won					
		June 30, 2003			December 31, 2002		
	Percentage of ownership (%) at June 30, 2003	Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
Domestic Companies							
LG Micron Ltd.	37.41	₩ 52,315	₩ 84,227	₩ 84,227	₩ 5,000	₩ 35,541	₩ 35,541
LG Sports Ltd.	25.00	1,404	1,184	1,184	2,204	1,916	1,916
LG Innotek Co., Ltd.	69.80	59,308	125,917	125,917	59,308	117,645	117,645
LG Investment & Securities Co., Ltd. (*3)	-	-	-	-	262,432	145,270	145,270
LG.Philips LCD Co., Ltd.	50.00	726,169	800,717	800,717	726,169	715,488	715,488
LG IBM PC Co., Ltd.	49.00	11,907	13,487	13,487	11,907	15,133	15,133
Hi Plaza Inc.	100.00	70,511	44,248	44,248	70,511	55,685	55,685
Overseas Companies							
Goldstar Electronics Thailand Co., Ltd. (G.S.T.) (*2)	49.00	36	36	36	36	36	36
Hitachi-LG Data Storage Inc. (HLDS)	49.00	7,684	24,822	24,822	7,684	18,094	18,094
LG Electronics Austria GmbH (LGEAG) (*2)	100.00	116	116	116	116	116	116
LG Electronics Alabama, Inc. (LGEAI)	100.00	63,940	84,441	84,441	63,940	58,736	58,736
LG Electronics Almaty Kazak Co., Ltd. (LGEAK)	100.00	3,746	11,050	11,050	3,746	11,368	11,368
LG Electronics Antwerp Logistics N.V. (LGEAL) (*1)	100.00	967	-	-	967	224	224

Continued;

----

9. Long-Term Investments Securities, Continued:

	Percentage of ownership (%) at June 30, 2003	Millions of Won					
		June 30, 2003			December 31, 2002		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
Overseas Companies							
LG Electronics Australia PTY, Ltd. (LGEAP) (*1)	100.00	₩ 1,558	₩ -	₩ -	₩ 1,558	₩ -	₩ -
LG Electronics Argentina S.A. (LGEAR) (*1)	100.00	7,410	-	-	7,410	-	-
Arcelik-LG Klima Sanayi ve Ticaret A.S. (LGEAT)	50.00	14,718	34,345	34,345	14,718	12,856	12,856
LG Electronics Colombia, Ltda. (LGECB)	60.00	3,330	540	540	3,330	1,445	1,445
LG Electronics China Co., Ltd. (LGECH)	100.00	37,614	38,124	38,124	37,614	35,635	35,635
LG Electronics Canada, Inc. (LGECI)	100.00	13,779	8,768	8,768	13,779	10,173	10,173
LG Collins Electronics Manila Inc. (LGECM)	92.25	20,302	5,434	5,434	20,302	6,187	6,187
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	100.00	59,205	50,737	50,737	59,205	48,420	48,420
LG Electronics Deutschland GmbH (LGEDG)	100.00	26,938	10,363	10,363	26,938	9,989	9,989
PT LG Electronics Display Devices Indonesia (LGEDI)	100.00	32,085	44,044	44,044	32,085	46,436	46,436
LG Electronics Design Tech, Ltd. (LGEDT) (*2)	100.00	1,002	1,002	1,002	1,002	1,002	1,002
LG Electronics Egypt Cairo S.A.E. (LGEEC)	100.00	4,382	2,052	2,052	4,382	3,292	3,292
LG Electronics Egypt S.A.E. (LGEEG)	78.00	2,630	966	966	2,630	2,519	2,519
LG Electronics Espana S.A. (LGEES) (*1)	100.00	3,374	-	-	3,374	-	-
LG Electronics Gulf FZE (LGEGF) (*1)	100.00	2,489	-	-	2,489	1,453	1,453
LG Electronics HK Limited (LGEHK)	100.00	4,316	4,865	4,865	4,316	3,944	3,944

Continued;

9. Long-Term Investment Securities, Continued:

	Percentage of ownership (%) at June 30, 2003	Millions of Won					
		June 30, 2003			December 31, 2002		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
Overseas Companies							
LG Electronics Hellas S.A. (LGEHS)	100.00	₩ 6,063	₩ 3,730	₩ 3,730	₩ 6,063	₩ 6,063	₩ 6,063
LG Electronics Huizhou Inc. (LGEHZ)	80.00	2,319	12,648	12,648	2,319	14,938	14,938
LG Electronics India Pvt. Ltd. (LGEIL) (*4)	100.00	38,476	94,020	94,020	32,076	77,191	77,191
PT LG Electronics Indonesia (LGEIN)	100.00	29,431	23,751	23,751	29,431	16,434	16,434
LG Electronics Italy S.P.A. (LGEIS) (*1)	100.00	14,136	-	-	14,136	3,627	3,627
LG Electronics Japan Inc. (LGEJP)	100.00	12,978	1,513	1,513	12,978	2,635	2,635
LG Electronics Mlawa SP.Zo.O. (LGEMA)	100.00	7,066	13,694	13,694	7,066	11,586	11,586
LG Electronics Morocco S.A.R.L. (LGEMC)	100.00	3,532	3,660	3,660	3,532	2,677	2,677
LG Electronics Middle East Co., Ltd. (LGEME) (*2)	100.00	462	462	462	462	462	462
LG-MECA Electronics Haiphong, Inc. (LGEMH)	70.00	1,690	2,334	2,334	1,690	1,259	1,259
LG Electronics Magyar Kft. (LGEMK)	100.00	5,575	404	404	5,575	7,501	7,501
LG Electronics (M) SDN.BHD (LGEML) (*2)	100.00	11	11	11	11	11	11
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)	100.00	19,800	14,178	14,178	19,800	18,850	18,850
LG Electronics Mexico S.A. de C.V. (LGEMS) (*1)	100.00	1,936	-	-	1,936	-	-
LG MITR Electronics Co., Ltd. (LGEMT)	87.74	15,925	7,143	7,143	15,925	7,344	7,344
LG Electronics North of England Ltd. (LGENE)	100.00	11,229	14,718	14,718	11,229	12,430	12,430
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP) (*2)	100.00	4,542	4,542	4,542	-	-	-
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	70.00	14,571	16,464	16,464	14,571	10,520	10,520
LG Electronics Polska SP.Zo.O. (LGEPL)	100.00	4,117	7,557	7,557	4,117	5,819	5,819

Continued;

9. Long-Term Investment Securities, Continued:

	Percentage of ownership (%) at June 30, 2003	Millions of Won					
		June 30, 2003			December 31, 2002		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
Overseas Companies							
Nanjing LG Panda Appliance Co., Ltd. (LGEPN)	70.00	₩ 9,465	₩ 11,499	₩ 11,499	₩ 9,465	₩ 12,422	₩ 12,422
LG Electronics Peru S.A. (LGEPR) (*1)	100.00	1,879	-	-	1,879	-	-
LG Electronics Panama S.A. (LGEPS) (*1)	100.00	2,333	-	-	2,333	2,142	2,142
LG Electronics Portugal (LGEPT) (*2)	100.00	6,822	6,822	6,822	-	-	-
LG Electronics Qinhuangdao Co., Ltd. (LGEQH)	100.00	4,104	6,095	6,095	4,104	6,064	6,064
Triveni Digital Inc. (*2)	100.00	899	899	899	899	899	899
LG Electronics Russia Inc. (LGERI) (*2)	95.00	391	391	391	391	391	391
LG Electronics S.A. Pty Ltd. (LGESA)	100.00	3,382	17,628	17,628	3,382	6,341	6,341
LG Electronics Service Europe Netherlands B.V. (LGESE)	100.00	10,470	36,471	36,471	10,470	23,498	23,498
Shanghai LG Electronics Co., Ltd. (LGESH) (*1)	70.00	4,229	-	-	4,229	3,763	3,763
LG Electronics de Sao Paulo Ltda. (LGESP)	100.00	28,481	31,033	31,033	28,481	-	-
LG SEL Electronics Vietnam Inc. (LGEVN)	100.00	6,035	9,260	9,260	6,035	9,240	9,240
LG Electronics Sweden AB (LGESW)	100.00	5,668	2,105	2,105	5,668	4,642	4,642
LG Electronics Shenyang Inc. (LGESY)	78.87	15,139	10,064	10,064	15,139	8,205	8,205
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	80.00	49,479	103,366	103,366	49,479	99,315	99,315
LG Electronics Thailand Co., Ltd. (LGETH)	93.75	7,122	22,089	22,089	7,122	17,840	17,840

Continued;

9. Long-Term Investment Securities, Continued:

	Percentage of ownership (%) at June 30, 2003	Millions of Won					
		June 30, 2003			December 31, 2002		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
Overseas Companies							
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	100.00	₩ 8,439	₩ 988	₩ 988	₩ 5,609	₩ 380	₩ 380
LG Electronics United Kingdom Ltd. (LGEUK) (*1)	100.00	10,486	-	-	10,486	-	-
LG Electronics Ukraine Co., Ltd. (LGEUR) (*2)	100.00	1,041	1,041	1,041	1,041	1,041	1,041
LG Electronics U.S.A., Inc. (LGEUS)	100.00	37,985	29,704	29,704	37,985	39,822	39,822
LG Electronics Wales Ltd. (LGEWA)	100.00	101,812	30,787	30,787	101,812	54,262	54,262
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd. (LGEYT) (*2)	49.00	824	824	824	824	824	824
Langchao LG Digital Mobile Communication Co., Ltd.	49.00	9,669	6,729	6,729	9,669	9,669	9,669
LG Soft India PVT, Ltd. (LGSI) (*2)	88.00	2,920	2,920	2,920	2,920	2,920	2,920
EIC Properties PTE, Ltd.	38.20	9,636	8,618	8,618	9,636	8,618	8,618
Zenith Electronics Corporation (Zenith) (*1)	100.00	236,860	-	-	236,860	-	-
LG Infocomm U.S.A. Inc. (LGICUS) (*1)	100.00	4,673	-	-	4,673	2,522	2,522
LG Infocomm Thailand, Inc. (LGICTH)	60.00	3,246	4,437	4,437	3,246	4,356	4,356
Vietnam Korea Exchange, Ltd. (V.K.X.)	40.00	1,736	2,367	2,367	1,736	2,316	2,316
LG TOPS	40.00	2,699	1,111	1,111	2,699	1,267	1,267
LG Electronics System India, Ltd. (LGSYS) (*1, *4)	-	-	-	-	6,400	-	-
LGE (China) R&D Center (*2)	100.00	4,202	4,202	4,202	-	-	-
Electromagnetica Goldstar S.R.L. (*2)	50.00	508	508	508	508	508	508

Continued;

9. Long-Term Investment Securities, Continued:

		Millions of Won					
	Percentage of ownership (%) at June 30, 2003	June 30, 2003			December 31, 2002		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
Overseas Companies							
SLD Telecom Pte. Ltd. (*2)	44.00	₩ 29,001	₩ 29,001	₩ 29,001	₩ 10,042	₩ 10,042	₩ 10,042
LGPhilips Displays Holding B.V.	50.00	1,086,431	381,542	381,542	1,086,431	433,819	433,819
LG (Yantai) Information & Communication Technology Co., Ltd. (*2)	100.00	2,720	2,720	2,720	2,720	2,720	2,720
COMMIT Incorporated (*2)	100.00	4,990	4,990	4,990	4,990	4,990	4,990
LG Holdings (HK) Ltd.	31.82	23,448	22,243	22,243	23,448	22,241	22,241
Kunshan LGMS Computer Co., Ltd. (LGEKS)(*2)	100.00	1,155	1,155	1,155	-	-	-
Qingdao LG Langchao Digital Communication Co., Ltd. (*2)	100.00	2,973	2,973	2,973	-	-	-
Investments using the equity method of accounting total		₩3,170,446	₩2,408,896	₩2,408,896	₩ 3,344,880	₩ 2,355,029	₩ 2,355,029

(*1) The equity method of accounting has been suspended due to accumulated losses.

(*2) Investments in small-sized subsidiaries and affiliates whose total assets as of the previous year-end amounted to less than ₩7,000 million or which are newly established in the current period are stated at cost, in accordance with financial accounting standards generally accepted in the Republic of Korea.

(*3) This investment carried using the equity method in 2002 was reclassified to available-for-sale securities in 2003.

(*4) LG Electronics System India, Ltd. (LGSYS) was merged into LG Electronics India Pvt. Ltd. (LGEIL) in 2003.

The equity method of accounting is applied based on the affiliates' unaudited financial statements.

Continued;

----

9. <u>Long-Term Investments Securities</u>, Continued:

Available-for-sale securities as of June 30, 2003 and December 31, 2002 are as follows:

		Millions of Won					
	Percentage of ownership (%) at June 30, 2003	June 30, 2003			December 31, 2002		
		Acquisition cost	Net asset value /Market value	Carrying value	Acquisition cost	Net asset value /Market value	Carrying value
<Marketable equity securities>							
Hynix Semiconductor Inc.	0.02	₩ 376	₩ 518	₩ 518	₩ 24,298	₩ 527	₩ 527
KT Corp.	0.76	127,441	110,213	110,213	127,441	119,653	119,653
LG Card Co., Ltd.	-	-	-	-	1,820	10,842	10,842
LG Investment & Security Co., Ltd. (*3)	7.17	262,432	136,419	136,419	-	-	-
NARA MOLD & DIE Co., Ltd.	12.34	812	3,838	3,838	812	3,570	3,570
Voiceware Co., Ltd.	13.08	206	3,111	3,111	206	1,844	1,844
Vodavi Technology Inc.	19.86	2,928	2,521	2,521	2,928	1,853	1,853
		394,195	256,620	256,620	157,505	138,289	138,289
<Non-marketable equity securities>							
<u>Domestic Companies</u>							
Innopla Co., Ltd.	19.90	245	555	245	245	645	245
Castec Korea Co., Ltd.	5.00	182	489	182	150	489	150
Msoltech	10.00	635	242	635	635	242	635
Airlinktek	10.00	589	245	589	589	245	589
Korea Information Certificate Authority Inc.	9.35	1,852	1,695	1,852	1,852	1,774	1,852
STIC VENTURES Co., Ltd.	94.00	28,200	29,364	28,200	28,200	29,959	28,200
Association of Electronics Environment	36.04	4,349	1,795	4,349	4,349	1,795	4,349
Megaround Co., Ltd.	19.90	318	315	318	318	315	318
TEMCO, Inc.	13.04	1,200	1,200	1,200	1,200	1,200	1,200
Netgenetech. Co., Ltd.	15.01	176	176	176	176	176	176
MACHI	-	-	-	-	150	150	150
Manager Society, Inc.	3.70	200	200	200	200	200	200
Mobisys Telecom	-	-	279	-	279	279	279
Thermo Metrix Technology	19.90	158	158	158	158	158	158
WOWLINUX	8.33	100	100	100	100	100	100
Silicon Works	12.00	501	501	501	-	-	-
Others	-	1,552	1,552	1,552	952	952	952
<u>Overseas Companies</u>							
Gemfire Corp.	4.41	1,835	170	1,835	1,835	170	1,835
Erlang Technology Inc.	8.40	1,129	237	1,129	1,129	187	1,129
Mainstreet Networks (*5)	5.45	1,468	-	-	1,468	-	-
iTV Corporation (*5)	13.08	1,957	-	-	1,957	-	-
Pocket Science (*5)	4.42	473	-	-	473	-	-
Neopoint Inc. (*5)	16.62	1,604	-	-	1,604	-	-
E2OPEN.COM	6.25	12,751	1,899	12,751	12,751	3,606	12,751
Cenix Inc. (*5)	2.07	3,272	-	-	3,272	958	3,272
Monet Mobile Networks	1.90	1,299	871	1,299	1,299	871	1,299
SUNPOWER.INC	10.35	1,257	258	1,257	1,257	219	1,257
Others	-	346	251	251	346	346	346
		₩ 67,648	₩ 42,552	₩ 58,779	₩ 66,944	₩ 45,036	₩ 61,442

Continued;

9. Long-Term Investments Securities, Continued:

	Millions of Won					
	June 30, 2003			December 31, 2002		
	Acquisition cost	Market value	Carrying value	Acquisition cost	Market value	Carrying value
<Debt securities>						
Bonds issued by the government	₩ 17	₩ 22	₩ 22	₩ 11	₩ 9	₩ 9
Convertible bonds issued by NeoDis Ltd.	2,204	2,204	2,204	-	-	-
	2,221	2,226	2,226	11	9	9
Available-for-sale securities total	₩ 464,064	₩ 301,398	₩ 317,625	₩ 224,460	₩ 183,334	₩ 199,740

(*5) Acquisition cost was written off due to the negative net book value of the investment as of June 30, 2003.

Held-to-maturity securities as of June 30, 2003 and December 31, 2002 are as follows:

	Millions of Won	
	June 30, 2003	December 31, 2002
Senior secured note issued by Zenith	₩ 46,974	₩ 97,817
Others	44	44
Held-to-maturity securities total	₩ 47,018	₩ 97,861

The annual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities as of June 30, 2003 and December 31, 2002 are as follows:

	Millions of Won			
	Available-for-sale securities		Held-to-maturity securities	
Due In	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Less than 5 years	₩ 2,226	₩ 9	₩ -	₩ -
5 years ~ 10 years	-	-	47,018	97,861
	₩ 2,226	₩ 9	₩ 47,018	₩ 97,861

Continued;

9. Long-Term Investment Securities, Continued:

The details of changes in accumulated gains (losses) on valuation of available-for-sale securities for the six-month period ended June 30, 2003 are as follows:

	Millions of Won			
	January 1, 2003	Gain (Loss)	Disposal	June 30, 2003
Hynix Semiconductor Inc.	₩ (23,771)	₩ (9)	₩ (23,922)	₩ 142
KT Corp.	(7,788)	(9,440)	-	(17,228)
LG Card Co., Ltd.	9,022	(5,262)	3,760	-
NARA MOLD & DIE Co., Ltd.	2,758	268	-	3,026
Voiceware Co., Ltd.	1,638	1,267	-	2,905
LG Investment & Security Co., Ltd. (*1)	-	(24,074)	-	(24,074)
Vodavi Technology Inc.	(1,075)	668	-	(407)
Bonds issued by the government	(2)	(4)	(6)	-
	₩ (19,218)	₩(36,586)	₩ (20,168)	₩(35,636)

(*1) This investment carried using the equity method in 2002 was reclassified to available-for-sale securities in 2003.

Continued;

----

9. Long-Term Investment Securities, Continued:

For the six-month period ended June 30, 2003 and the three-month period from April 1, 2002 (spin-off date) to June 30, 2002, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee are as follows:

	For the six-month period ended June 30, 2003 (Millions of Won)			
	January 1, 2003	Addition	Amortization	June 30, 2003
Domestic Companies				
LG Micron Ltd.	₩ -	₩ 2,947	₩ -	₩ 2,947
LG Sports Ltd.	(3)	1	1	(1)
LG Innotek Co., Ltd.	112	-	208	320
LG Investment & Security Co., Ltd. (*1)	25,571	(25,571)	-	-
LG.Philips LCD Co., Ltd.	1,572	-	(786)	786
Hi Plaza Inc.	(2,963)	-	344	(2,619)
Overseas Companies				
LG Electronics Mlawa SP. Zo. O. (LGEMA)	(1,550)	-	388	(1,162)
LG Electronics Service Europe Netherlands B.V. (LGESE)	(105)	-	26	(79)
LG Electronics Shenyang Inc. (LGESY)	380	-	(76)	304
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	13,395	-	(1,340)	12,055
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	1,459	2,079	(267)	3,271
LG.Philips Displays Holding B.V.	(175,839)	-	25,120	(150,719)
Others	7,202	13,947	(4,238)	16,911
	₩(130,769)	₩ (6,597)	₩ 19,380	₩(117,986)

Continued;

9. Long-Term Investment Securities, Continued:

	For the three-month period from April 1, 2002 to June 30, 2002 (Millions of Won)			
	April 1, 2002	Addition	Amortization	June 30, 2002
Domestic Companies				
LG Sports Ltd.	₩ (4)	₩ -	₩ 1	₩ (3)
LG Innotek Co., Ltd.	(995)	-	142	(853)
LG Investment & Security Co., Ltd. (*1)	32,995	-	(3,712)	29,283
LG.Philips LCD Co., Ltd.	2,495	-	(183)	2,312
Hi Plaza Inc.	(2,591)	-	134	(2,457)
Overseas Companies				
LG Electronics Mlawa SP. Zo. O. (LGEMA)	(2,132)	-	194	(1,938)
LG Electronics Service Europe Netherlands B.V. (LGESE)	(144)	-	13	(131)
LG Electronics Shenyang Inc. (LGESY)	494	-	(38)	456
LG.Philips Displays Holding B.V.	(213,519)	-	12,560	(200,959)
Others	6,004	(1,522)	(1,034)	3,448
	₩(177,397)	₩ (1,522)	₩ 8,077	₩(170,842)

Continued;

9. Long-Term Investment Securities, Continued:

For the six-month period ended June 30, 2003 and the three-month period from April 1, 2002 (spin-off date) to June 30, 2002, the details of the elimination of unrealized gain or loss arising from the equity method of accounting are as follows:

	For the six-month period ended June 30, 2003 (Millions of Won)				
	Inventories	Property, plant and equipment	Intangible assets	Investment securities	Total
Domestic Companies					
LG Micron Ltd.	₩ 218	₩ -	₩ -	₩ -	₩ 218
LG Innotek Co., Ltd.	8	-	-	6,250	6,258
LGPhilips LCD Co., Ltd.	(1,022)	1,052	19,248	-	19,278
LG IBM PC Co., Ltd.	679	-	-	-	679
Hi Plaza Inc.	(5,110)	-	-	-	(5,110)
Overseas Companies					
LG Electronics Alabama, Inc. (LGEAI)	(1,423)	-	-	-	(1,423)
LG Electronics Huizhou Inc. (LGEHZ)	(2,645)	-	-	-	(2,645)
LG Electronics India Pvt. Ltd. (LGEIL)	(93)	-	-	-	(93)
PT LG Electronics Indonesia (LGEIN)	(2,074)	130	-	-	(1,944)
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	1,004	70	-	-	1,074
LG Electronics Service Europe Netherlands B.V. (LGESE)	(13,029)	-	-	-	(13,029)
LG Electronics Shenyang Inc. (LGESY)	45	28	-	-	73
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	(12,636)	160	-	-	(12,476)
LG Electronics U.S.A., Inc. (LGEUS)	(13,019)	-	-	-	(13,019)
LG.Philips Displays Holding B.V.	(84)	-	-	-	(84)
Others	(53,799)	328	-	-	(53,471)
	₩(102,980)	₩ 1,768	₩ 19,248	₩ 6,250	₩(75,714)

(*) In the above table, positive numbers represent equity in earnings of affiliates and negative numbers represent equity in losses of affiliates.

Continued;

9. Long-Term Investment Securities, Continued:

For the three-month period from April 1, 2002 to June 30, 2002 (Millions of Won)

	Inventories	Property, plant and equipment	Intangible assets	Total
Domestic Companies				
LG Micron Ltd.	₩ (59)	₩ -	₩ -	₩ (59)
LG Innotek Co., Ltd.	4,891	-	-	4,891
LGPhilips LCD Co., Ltd.	167	26	9,624	9,817
LG IBM PC Co., Ltd.	562	-	-	562
Hi Plaza Inc.	(2,782)	-	-	(2,782)
Overseas Companies				
LG Electronics Alabama, Inc. (LGEAI)	(795)	-	-	(795)
LG Electronics Huizhou Inc. (LGEHZ)	(8,521)	-	-	(8,521)
LG Electronics India Pvt. Ltd. (LGEIL)	713	-	-	713
PT LG Electronics Indonesia (LGEIN)	2,026	65	-	2,091
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	(448)	35	-	(413)
LG Electronics Service Europe Netherlands B.V. (LGESE)	2,016	-	-	2,016
LG Electronics Shenyang Inc. (LGESY)	(3,036)	14	-	(3,022)
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	(7,325)	80	-	(7,245)
LG Electronics U.S.A., Inc. (LGEUS)	(1,405)	-	-	(1,405)
LG.Philips Displays Holding B.V.	492	-	-	492
Others	(69,963)	164	-	(69,799)
	₩ (83,467)	₩ 384	₩ 9,624	₩(73,459)

(*) In the above table, positive numbers represent equity in earnings of affiliates and negative numbers represent equity in losses of affiliates.

Continued;

----

9. Long-Term Investment Securities, Continued:

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the six-month period ended June 30, 2003 and the three-month period from April 1, 2002 (spin-off date) to June 30, 2002 are as follows:

	For the six-month period ended June 30, 2003 (Millions of Won)				
		Equity in earnings (losses) of affiliates, net for the three-month period ended			
	January 1, 2003	March 31, 2003	June 30, 2003	Others	June 30, 2003
Domestic Companies					
LG Micron Ltd.	₩ 35,541	₩ 2,235	₩ 111	₩46,340	₩ 84,227
LG Sports Ltd.	1,916	1,324	(880)	(1,176)	1,184
LG Innotek Co., Ltd.	117,645	(1,744)	4,170	5,846	125,917
LG Investment & Security Co., Ltd.	145,270	-	-	(145,270)	-
LG.Philips LCD Co., Ltd.	715,488	(15,736)	100,273	692	800,717
LG IBM PC Co., Ltd.	15,133	1,954	1,063	(4,663)	13,487
Hi Plaza Inc.	55,685	(12,148)	711	-	44,248
Overseas Companies					
LG Electronics Alabama, Inc. (LGEAI)	58,736	5,540	(1,005)	21,170	84,441
LG Electronics Huizhou Inc. (LGEHZ)	14,938	1,643	(2,345)	(1,588)	12,648
LG Electronics India Pvt. Ltd. (LGEIL)	77,191	5,637	15,826	(4,634)	94,020
PT LG Electronics Indonesia (LGEIN)	16,434	3,177	1,130	3,010	23,751
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	10,520	465	5,641	(162)	16,464
LG Electronics Service Europe Netherlands B.V. (LGESE)	23,498	6,725	6,156	92	36,471
LG Electronics Shenyang Inc. (LGESY)	8,205	2,163	(66)	(238)	10,064
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	99,315	2,388	2,564	(901)	103,366
LG Electronics U.S.A., Inc. (LGEUS)	39,822	(21,665)	11,786	(239)	29,704
LG.Philips Displays Holding B.V.	433,819	(32,927)	(17,469)	(1,881)	381,542
Others	485,873	(581)	1,669	59,684	546,645
	₩2,355,029	₩(51,550)	₩ 129,335	₩(23,918)	₩2,408,896

Continued;

9. Long-Term Investment Securities, Continued:

For the three-month period from April 1, 2002 to June 30, 2002 (Millions of Won)

	April 1, 2002	Equity in earnings (losses) of affiliates, net	Others	June 30, 2002
Domestic Companies				
LG Micron Ltd.	₩ 31,870	₩ 2,151	₩ (1,267)	₩ 32,754
LG Sports Ltd.	4,118	(2,187)	-	1,931
LG Innotek Co., Ltd.	78,482	6,727	31,174	116,383
LG Investment & Security Co., Ltd.	151,959	(3,455)	615	149,119
LG.Philips LCD Co., Ltd.	572,202	143,025	(476)	714,751
LG IBM PC Co., Ltd.	11,120	31	-	11,151
Hi Plaza Inc.	53,508	1,454	-	54,962
LG Card Co., Ltd.	7,183	-	(7,183)	-
Overseas Companies				
LG Electronics Alabama, Inc. (LGEAI)	48,491	4,910	-	53,401
LG Electronics Huizhou Inc. (LGEHZ)	14,173	(7,023)	(2,236)	4,914
LG Electronics India Pvt. Ltd. (LGEIL)	63,878	11,048	(7,243)	67,683
PT LG Electronics Indonesia (LGEIN)	7,953	5,187	669	13,809
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	7,779	919	(1,308)	7,390
LG Electronics Service Europe Netherlands B.V. (LGESE)	1,611	2,227	2,285	6,123
LG Electronics Shenyang Inc. (LGESY)	9,570	(2,198)	(1,660)	5,712
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	99,287	7,148	(12,327)	94,108
LG Electronics U.S.A., Inc. (LGEUS)	36,276	97	(2,500)	33,873
LG.Philips Displays Holding B.V.	507,773	(26,560)	110,636	591,849
Others	445,245	(23,455)	(20,545)	401,245
	₩2,152,478	₩ 120,046	₩ 88,634	₩ 2,361,158

Continued;

9. Long-Term Investment Securities, Continued:

As of June 30, 2003, accumulated losses of equity investees to which the equity method of accounting has been suspended due to accumulated losses are follows:

	Millions of Won
LG Electronics Espana S.A. (LGEES)	₩ 8,510
LG Goldstar France S.A.R.L. (LGEFS)	7,964
LG Electronics Mexico S.A. de C. V. (LGEMS)	2,815
LG Electronics Panama S.A. (LGEPS)	631
LG Electronics United Kingdom Ltd. (LGEUK)	30,498
Zenith Electronics Corporation (Zenith)	274,914
Others	15,553
	₩ 340,885

A senior secured note issued by Zenith, outstanding on June 30, 2003, was converted from the Company's receivables from Zenith in accordance with the reorganization plan of Zenith approved by a legal court in the United States of America on November 5, 1999 (Note 16). The note's terms and conditions are as follows:

Interest: LIBOR + 1.0% per annum to be paid on the maturity date
Maturity of principal: November 1, 2009

During the three-month period ended June 30, 2003, the Company purchased additional shares of common stock of SLD Telecom Pte. Ltd. for US$16 million (₩18,959 million).

During the three-month period ended June 30, 2003, the Company purchased additional shares of common stock of LG Micron Ltd. for ₩47,315 million.

10. Property, Plant and Equipment:

Changes in property, plant and equipment for the six-month period ended June 30, 2003 are as follows:

	Millions of Won									
	Land	Buildings	Structures	Machinery and equipment	Tools	Furnitures and fixtures	Vehicles	Construction in-progress	Machinery in-transit	Total
Balance as of January 1, 2003	₩705,980	₩882,219	₩67,740	₩563,864	₩345,816	₩205,579	₩7,052	₩105,662	₩9,460	₩2,893,372
Acquisitions and capital expenditure	12,061	11,412	756	29,041	68,155	31,579	2,327	76,336	70,099	301,766
Transfer-in (out)	1	11,612	(10)	23,737	16,454	5,273	33	1,583	(72,045)	(13,362)
Disposals	(5,209)	(5,278)	(529)	(4,227)	(6,016)	(1,859)	(221)	(620)	-	(23,959)
Depreciation	-	(13,011)	(2,333)	(91,449)	(65,304)	(25,329)	(1,426)	-	-	(198,852)
Balance as of June 30, 2003	₩712,833	₩886,954	₩65,624	₩520,966	₩359,105	₩215,243	₩7,765	₩182,961	₩7,514	₩2,958,965
Accumulated depreciation as of June 30, 2003	₩ -	₩145,513	₩30,165	₩621,954	₩410,408	₩306,275	₩14,195	₩ -	₩ -	₩1,528,510

As of June 30, 2003 and December 31, 2002, the value of the Company's land, as determined by the local government in Korea for property tax assessment purpose, approximates ₩676,051 million and ₩598,235 million, respectively.

As of June 30, 2003 and December 31, 2002, property, plant and equipment, other than land and certain construction in-progress, and inventories are insured against fire and other casualty losses up to approximately ₩4,578,974 million and ₩4,538,583 million, respectively.

A substantial portion of property, plant and equipment as of June 30, 2003 is pledged as collateral for various loans from banks, including Korea Development Bank, up to a maximum Won equivalent amount of approximately ₩300,733 million (Notes 12 and 13).

11. Intangible Assets:

Changes in intangible assets for the six-month period ended June 30, 2003 are as follows:

	Millions of Won					
	Goodwill	Industrial property rights	Development costs	Organization costs	Other intangible assets	Total
Balance as of January 1, 2003	₩296,012	₩415,497	₩183,877	₩3,271	₩73,810	₩972,467
Additions	496	42,030	-	-	11,447	53,973
Disposals	(90)	-	-	-	-	(90)
Amortization	(20,093)	(41,244)	(34,162)	-	(10,936)	(106,435)
Other reductions (*1)	-	-	-	(3,271)	-	(3,271)
Balance as of June 30, 2003	₩276,325	₩416,283	₩149,715	₩ -	₩74,321	₩916,644
Accumulated amortization as of June 30, 2003	₩121,899	₩242,904	₩191,913	₩ -	₩49,263	₩605,979

(*1) In accordance with SKFAS No. 3, the remaining balance of organization costs was deducted from retained earnings.

Amortization of intangible assets for the six-month period ended June 30, 2003 consist of the following:

	Millions of Won
Manufacturing costs	₩ 16,575
Selling and administrative expenses	89,860
	₩ 106,435

The carrying value of material intangible assets as of June 30, 2003 and December 31, 2002 consist of the following:

	Millions of Won		Remaining years for amortization
	June 30, 2003	December 31, 2002	
Goodwill (*2)	₩ 274,091	₩ 293,781	7
Industrial property rights (*2)	349,711	387,890	2 ~7

Continued;

11. Intangible Assets, Continued:

(*2) As a result of LG Electronics Investment Ltd.'s (formerly LG Electronics Inc.) merger with LG Information & Communications, Ltd. in September 2000, LG Electronics Investment Ltd. recognized goodwill amounting to ₩393,820 million and acquired industrial property rights amounting to ₩578,788 million. At the time of spin-off, such goodwill and industrial property rights were transferred to the Company. Related amortization expenses of goodwill and industrial property rights approximate ₩19,690 million and ₩38,179 million, respectively, for the six-month period ended June 30, 2003.

All research and development costs incurred for the six-month period ended June 30, 2003 and the three-month period from April 1, 2002 (spin-off date) to June 30, 2002 were expensed as follows:

	For the six-month period ended June 30, 2003	For the three-month period ended June 30, 2002
Ordinary research and development costs	₩ 62,488	₩ 26,439
Research costs	312,759	125,357
	₩ 375,247	₩ 151,796

12. Short-Term Borrowings:

Short-term borrowings as of June 30, 2003 and December 31, 2002 comprise the following:

	Annual interest rate (%) at June 30, 2003	Millions of Won June 30, 2003	Millions of Won December 31, 2002
Bank overdrafts	1.0 - 6.7	₩ -	₩ 34,393
General term loans	CD + 0.8 ~ 1.6	32,000	8,000
Commercial papers	4.6 - 6.1	310,525	-
Foreign currency loans	0.35 - 3.08	189,182	-
		₩ 531,707	₩ 42,393

(*) CD represents the annual interest rate for certificates of deposits.

See Notes 4 and 10 for collateral arrangements for these borrowings.

Continued;

----

12. Short-Term Borrowings, Continued:

Current maturities of long-term debt as of June 30, 2003 and December 31, 2002 comprise the following:

	Millions of Won	
	June 30, 2003	December 31, 2002
Debentures	₩ 939,310	₩ 690,040
Discount on debentures	(2,740)	(2,441)
Long-term debt	8,663	15,419
	₩ 945,233	₩ 703,018

13. Long-Term Debt:

Long-term debt as of June 30, 2003 and December 31, 2002 comprises the following:

	Annual interest rate (%) at June 30, 2003	In Millions	
		June 30, 2003	December 31, 2002
Debentures			
Private, non-guaranteed payable through 2006	7.4 - 16.5	₩ 380,000	₩ 380,000
Public, non-guaranteed payable through 2006	5.0 - 8.0	1,990,000	1,760,000
Floating rate notes in foreign currency, payable through 2006	LIBOR + 0.5 ~ 1.9	715,860	720,240
		(US$ 600)	(US$ 600)
		3,085,860	2,860,240
Less: Current maturities		(939,310)	(690,040)
Discount on debentures		(31,793)	(26,359)
		₩2,114,757	₩2,143,841

Continued;

13. Long-Term Debt, Continued:

	Annual interest rate (%) at June 30, 2003	In Millions June 30, 2003	In Millions December 31, 2002
Won currency loans			
Kookmin Bank	3.0	₩ 247	₩ 249
Foreign currency loans			
Woori Bank	-	-	976
Korea First Bank	-	-	2,620
Export-Import Bank of Korea	LIBOR + 0.625 ~ 1.175	1,709	2,260
Banque Paribas	LIBOR + 0.7	2,932	3,934
Societe General	LIBOR + 0.6	4,991	7,532
Bank of Tokyo-Mitsubishi	-	-	2,568
		9,879	20,139
		(US$ 8)	(US$ 17)
Less: Current maturities		(8,663)	(15,419)
		₩ 1,216	₩ 4,720

See Notes 4 and 10 for the related collateral arrangements for the Company's long-term debt.

The maturities of long-term debt outstanding as of June 30, 2003 are as follows:

For the year ending June 30,	Millions of Won Debentures	Long-term debt	Total
2005	₩ 557,930	₩ 986	₩ 558,916
2006	1,169,310	10	1,169,320
2007	419,310	11	419,321
2008	-	13	13
2009 and thereafter	-	196	196
	₩ 2,146,550	₩ 1,216	₩ 2,147,766

14. Leases:

The Company has entered into various lease agreements for the rental of certain machinery and equipment. The Company accounts for these leases as operating leases under which lease payments are charged to expense as incurred.

As of June 30, 2003, future lease payments under operating lease agreements are as follows:

Period	Millions of Won
July 1, 2003 ~ June 30, 2004	₩ 6,901
July 1, 2004 ~ June 30, 2005	4,376
July 1, 2005 ~ June 30, 2006	1,033
	₩ 12,310

15. Accrued Severance Benefits:

Changes in accrued severance benefits for the six-month period ended June 30, 2003 and the nine-month period ended December 31, 2002 are as follows:

	Millions of Won	
	June 30, 2003	December 31, 2002
Beginning balance	₩ 500,909	₩ 483,591
Severance payments	(60,743)	(81,561)
Transfer-in (out) from (to) affiliated companies, net	1,266	(4,802)
Provisions	87,285	103,681
Ending balance	528,717	500,909
Severance insurance deposits	(289,895)	(315,876)
Contributions to the National Pension Fund	(20,034)	(22,073)
	₩ 218,788	₩ 162,960

As of April 1, 2002 (date of spin-off), ₩483,591 million of accrued severance benefits for all employees of the Company was transferred from LG Electronics Investment Ltd.

As of June 30, 2003 and December 31, 2002, the severance benefits are funded at approximately 54.8% and 63.1%, respectively, through employee severance insurance plans with Kyobo Life Insurance Co., Ltd. and other life insurance companies. The amounts funded under employee severance insurance plans (severance insurance deposits) are presented as a deduction from accrued severance benefits.

16. Commitments and Contingencies:

As of June 30, 2003, the Company provided several notes and checks to financial institutions as collateral in relation to various borrowings and guarantees of indebtedness.

As of June 30, 2003, the Company has entered into bank overdraft facility agreements with various banks amounting to ₩520,500 million.

As of June 30, 2003, the outstanding balance of export trade accounts receivable sold at a discount to various financial institutions with recourse amounted to ₩3,685,198 million.

As of June 30, 2003, the Company was a party to various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

As of June 30, 2003, the Company has entered into factoring agreements for domestic trade accounts receivable with Hana Bank. However, in relation to the agreements, as of June 30, 2003, there is no outstanding balance of factored accounts receivable.

As of June 30, 2003, the Company has entered into sales contracts with several companies, the undelivered portions of which amounted to approximately ₩2,720 million for KT Freetel Co., Ltd., ₩29,679 million for LG Telecom, Ltd., ₩12,297 million for KT Corp., and ₩12,266 million for SK Telecom Co. and others.

As of June 30, 2003, the Company was contingently liable for guarantees approximating ₩1,653,111 million on indebtedness of its subsidiaries and affiliates as follows:

	Millions of Won
Domestic Companies	
Woosung Corp.	₩ 954
Others	1,241
	2,195
Overseas Companies	
LG Electronics Wales Ltd.	101,392
PT LG Electronics Display Device Indonesia	70,393
LG Electronics Alabama, Inc.	83,517
LG Electronics U.S.A., Inc.	125,276
LG.Philips Displays Holding B.V.	238,620
LG Electronics Tianjin Appliance Co., Ltd.	119,310
LG Electronics Mexico S.A. de C.V.	80,022
Zenith Electronics Corporation	13,124
Others	819,262
	1,650,916
Total	₩ 1,653,111

Continued;

16. Commitments and Contingencies, Continued:

In order to reduce the impact of changes in exchange rates on future cash flows, the Company has entered into foreign currency forward contracts. As of June 30, 2003, the Company has outstanding forward contracts with Deutche Bank and others for selling US dollars amounting to US$82 million (contract rates: ₩1,192.00: US$1 ~ ₩1,274.45: US$1, contract due dates: July through December 2003).

As of June 30, 2003, the Company has outstanding forward contracts with Credit Lyonnais for selling Euro and buying US Dollars amounting to € 10 million (contract rates: € 1.1409: US$1 ~ € 1.1723: US$1, contract due dates: August through September 2003).

As of June 30, 2003, the Company has outstanding forward contracts with UFJ Bank and others for selling US dollars and buying Japanese Yen amounting to US$15 million (contract rates: ¥118.07: US$1 ~ ¥119.35: US$1, contract due dates: July through September 2003).

As a result of the above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩1,090 million and ₩1 million, respectively, were charged to current operations for the six-month period ended June 30, 2003.

In order to reduce the impact of changes in exchange rates, the Company has entered into foreign currency option contracts. An unrealized valuation gain amounting to ₩440 million was charged to current operations for the six-month period ended June 30, 2003. A summary of the terms of outstanding currency option contracts as of June 30, 2003 is as follows:

	Option type	Amount (In millions)		Exercise price	Contract due date
Deutsche Bank	Put	US$	5.0	₩ 1,190.0/US$	November 21, 2003
	Call	US$	5.0	₩ 1,224.1/US$	November 21, 2003
Credit Lyonnais	Put	US$	10.0	₩ 1,205.0/US$	August 11, 2003
	Call	US$	10.0	₩ 1,255.4/US$	August 11, 2003
KorAm Bank	Put	US$	5.0	₩ 1,225.0/US$	September 8, 2003
	Call	US$	5.0	₩ 1,277.0/US$	September 8, 2003
	Put	US$	10.0	₩ 1,210.0/US$	November 28, 2003
	Call	US$	10.0	₩ 1,234.6/US$	November 28, 2003

As a result of the above derivatives contracts, a realized gain amounting to ₩1,095 million and a realized loss amounting to ₩2,918 million were recognized as a non-operating income and expense, respectively, for the six-month period ended June 30, 2003.

Continued;

16. Commitments and Contingencies, Continued:

As of June 30, 2003, the Company is named as the defendant in legal actions which were brought against the Company by AVS Corporation in Canada and Mahmood Saleh Abbar Co. in Saudi Arabia. In addition, the Company is named as the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The aggregate amounts of domestic claims as the defendant and the plaintiff amounted to approximately ₩2,884 million in seventeen cases and ₩1,909 million in twelve cases, respectively, as of June 30, 2003. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company. Accordingly, no provision for potential losses arising from these claims is reflected in the accompanying non-consolidated financial statements.

Zenith Electronics Corporation ("Zenith"), a subsidiary, has experienced significant financial difficulties resulting from continuous losses. Zenith filed a pre-packaged plan of reorganization under Chapter 11 of the Bankruptcy Code of the United States of America, and the reorganization plan was approved by a legal court in November 1999. As a result of the reorganization plan, the Company owns 100% of equity in the restructured Zenith. However, due to continuous losses and accumulated deficits, as of June 30, 2003, Zenith's total liabilities are greater than its total assets by ₩271,323 million (US$227 million). As of June 30, 2003, the Company has ₩137,738 million (US$115 million) of senior secured notes issued by Zenith, ₩71,586 million (US$60 million) of loans to Zenith, and ₩13,124 million (US$11 million) of guarantees provided to Zenith. As of June 30, 2003, the Company provided bad debt allowance amounting to ₩136,764 million for the above senior secured notes and loans (Note 9).

In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these generally unstable economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

17. Capital Stock:

Capital stock as of June 30, 2003 and December 31, 2002 are as follows:

	Number of shares issued	Par value per share	Millions of Won
Common stock	139,606,263	₩ 5,000	₩ 698,031
Preferred stock (*)	17,185,992	5,000	85,930
	156,792,255		₩ 783,961

As of June 30, 2003, the number of shares authorized is 600,000,000 shares.

(*) As of June 30, 2003, 17,185,992 shares of non-voting preferred stock are issued and outstanding. The preferred shareholders have no voting rights and are entitled to non-participating and non-cumulative preferred dividends at a rate of one percentage point over those for common stock. This preferred dividend rate is not applicable to stock dividends.

18. Capital Surplus:

As a result of the spin-off, on April 1, 2002, ₩1,876,153 million was recorded as capital surplus representing the difference between net assets transferred from LG Electronics Investment Ltd. amounting to ₩2,815,707 million and capital stock amounting to ₩783,961 million and capital adjustments transferred from LG Electronics Investment Ltd. amounting to ₩155,593 million.

19. Retained Earnings:

Retained earnings as of June 30, 2003 and December 31, 2002 are as follows:

	Millions of Won	
	June 30, 2003	December 31, 2002
Legal reserve	₩ 15,743	₩ -
Other reserves		
Reserve for improvement of financial structure	27,771	-
Reserve for research and manpower development	76,590	-
	104,361	-
Unappropriated retained earnings to be carried forward to the subsequent period	450,240	277,716
	₩ 570,344	₩ 277,716

Continued;

19. Retained Earnings, Continued:

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company's shareholders.

In accordance with the regulations regarding securities' issuance and disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 10% of its annual income plus at least 50% of the net gain from the disposal of property, plant and equipment after deducting related taxes, until equity equals 30% of total assets. This reserve is not available for the payment of dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company's shareholders.

Pursuant to the Special Tax Treatment Control Law, the Company is allowed to appropriate retained earnings as a reserve for research and manpower development. This reserve is not available for the payment of dividends until used for the specified purposes or reversed.

20. Capital Adjustments:

Capital adjustments as of June 30, 2003 and December 31, 2002 are as follows:

	Millions of Won	
	June 30, 2003	December 31, 2002
Treasury stock	₩ (9,963)	₩ (11,850)
Gain on valuation of equity method investment securities	176,238	98,456
Loss on valuation of available-for-sale securities	(35,636)	(19,218)
Loss from disposal of treasury stock	(364)	(166)
	₩ 130,275	₩ 67,222

The Company retains treasury stock consisting of 216,756 shares of common stock and 4,678 shares of preferred stock as of June 30, 2003, and 215,973 shares of common stock and 4,678 shares of preferred stock as of December 31, 2002. The Company intends to grant the treasury stock to employees as compensation or to sell these in the future.

21. Income Taxes:

Income tax expense for the six-month period ended June 30, 2003 and the three-month period from April 1, 2002 (spin-off date) to June 30, 2002 are as follows:

	Millions of Won	
	2003	2002
Current income taxes	₩ 222,624	₩ 136,230
Deferred income taxes	(106,155)	12,779
	₩ 116,469	₩ 149,009

The statutory income tax rate applicable to the Company, including resident tax surcharges, is approximately 29.7%. The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company:

	Millions of Won	
	2003	2002
Income before taxes	₩ 572,640	₩ 489,676
Statutory tax rate	29.70%	29.70%
Expected taxes at statutory rate	170,068	145,436
Permanent differences and others	5,919	3,573
Tax credits	(59,518)	-
Actual taxes	₩ 116,469	₩ 149,009
Effective tax rate	20.34%	30.43%

Continued;

21. Income Taxes, Continued:

Changes in the components of deferred income taxes for the six-month period ended June 30, 2003 are as follows (in Millions of Won):

	As of January 1, 2003	Increases	Decreases	As of June 30, 2003
Deferred income tax assets				
Deferred foreign exchange loss, net	₩ 2,410	₩ -	₩ 987	₩ 1,423
Investments using the equity method of accounting	318,492	6,130	25,970	298,652
Bad debt expense	61,771	62,291	51,560	72,502
Product warranty provision	23,522	9,423	-	32,945
Others	27,506	38,761	1,181	65,086
	433,701	116,605	79,698	470,608
Deferred income tax liabilities				
Amortization of intangible assets	(38,055)	9,257	114	(28,912)
Customs duty drawback	(5,321)	(5,812)	(5,321)	(5,812)
Reserve for technological development	(62,489)	-	(62,489)	-
Deferred income tax for investment securities	(89,815)	-	30	(89,845)
Others	(116)	(2,133)	(116)	(2,133)
	(195,796)	1,312	(67,782)	(126,702)
Net deferred income tax assets	₩ 237,905	₩ 117,917	₩ 11,916	₩ 343,906

The Company periodically assesses its ability to recover deferred income tax assets. In the event of the significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated net realizable value.

22. Earnings Per Share:

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the three-month and six-month periods ended June 30, 2003 are calculated as follows:

	Millions of Won (except for earnings per share data)	
	Three-month period ended June 30, 2003	Six-month period ended June 30, 2003
Basic earnings per share		
Net income as reported on the income statement	₩ 267,313	₩ 456,171
Less: Preferred stock dividends	(4,498)	(8,946)
Additional income available for dividends allocated to preferred stock	(25,000)	(41,491)
Net income allocated to common stock	237,815	405,734
Weighted-average number of common shares outstanding	139,326,905	139,314,670
Basic earnings per share (in Korean Won)	₩ 1,707	₩ 2,912

Basic ordinary income per share for the three-month and six-month periods ended June 30, 2003 are the same as basic earnings per share, because there were no extraordinary gains or losses.

Basic earnings per share and basic ordinary income per share for the three-month period from April 1, 2002 (spin-off date) to June 30, 2002 amounted to ₩2,172.

Basic earnings per share and basic ordinary income per share for the three-month period ended March 31, 2003 amounted to ₩1,188 and basic earnings per share and basic ordinary income per share for the nine-month period from April 1, 2002 to December 31, 2002 amounted to ₩1,768.

23. Transactions with Related Parties:

Significant transactions entered into in the ordinary course of business with related parties for the six-month period ended June 30, 2003 and the three-month period from April 1, 2002 (spin-off date) to June 30, 2002 and the related account balances outstanding as of June 30, 2003 and 2002 are summarized as follows:

	Millions of Won			
	Sales	Purchases	Receivables	Payables
LG Telecom, Ltd.	₩ 235,925	₩ 77,479	₩ 107,693	₩ 3,028
LG Chem, Ltd.	4,352	117,859	5,110	21,916
Hi Plaza Inc.	447,336	6,869	12,135	4,294
LG IBM PC Co., Ltd.	55,194	99,932	26,780	30,105
LG MRO	363	187,333	2,773	19,701
Hitachi-LG Data Storage Inc. (HLDS)	353,880	3,929	24,745	776
LG Electronics Australia PTY, Ltd. (LGEAP)	151,389	2,388	13,668	6,119
PT LG Electronics Display Devices Indonesia (LGEDI)	152,009	885	53,306	4,203
LG Electronics Huizhou Inc. (LGEHZ)	300,096	118	57	979
LG Electronics Italy S.P.A. (LGEIS)	112,647	4,857	1,543	9,982
LG Electronics Service Europe Netherlands B.V. (LGESE)	402,614	1,719	10,761	19,625
LG Electronics U.S.A. Inc. (LGEUS)	435,786	21,447	4,879	7,272
Zenith Electronics Corporation (Zenith)	80,319	568	306,274	3,846
LG Infocomm U.S.A. Inc. (LGICUS)	908,841	35	54,769	1,269
LG International Corp.	85,782	11,118	44,938	2,799
Others	2,434,155	556,472	233,615	312,666
As of and for the six-month period ended June 30, 2003	₩6,160,688	₩1,093,008	₩ 903,046	₩ 448,580
As of and for the three-month period ended June 30, 2002	₩2,315,721	₩ 680,982	₩ 899,310	₩ 435,241

24. Segment Information:

The Company has organized three reportable business divisions: Digital Display & Media division, Digital Appliance division and Telecommunication Equipment & Handset division. In addition, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business division.

The main products that each business division manufactures and sells are as follows:

Digital Display & Media division:	VCR, CD-ROM, audio, TV, monitor and PDP
Digital Appliance division:	Refrigerator, washing machine, air conditioner, microwave oven and vacuum cleaner
Telecommunication Equipment & Handset division:	CDMA handset, GSM handset, wireless telephone, WLL handset, mobile telecommunication, transmitter, switchboard, keyphone system and PC

Financial Data by Business Division as of and for the six-month period ended June 30, 2003
(Millions of Won)

		Business Division			
	Total	Digital Display & Media	Digital Appliance	Telecommunication Equipment & Handset (*1)	Supporting Division
Sales					
External sales	₩9,843,366	₩ 3,245,964	₩ 3,244,979	₩ 3,263,956	₩ 88,467
Inter-division sales	114,093	44,063	8,561	16,420	45,049
	9,957,459	3,290,027	3,253,540	3,280,376	133,516
Operating income (loss)	679,403	220,988	380,389	126,037	(48,011)
Fixed assets					
Property, plant and equipment	2,958,965	871,745	839,847	429,101	818,272
Intangible assets	916,644	59,436	14,705	402,224	440,279
Total	3,875,609	931,181	854,552	831,325	1,258,551
Depreciation and amortization	₩ 305,287	₩ 85,781	₩ 65,755	₩ 86,819	₩ 66,932

(*1) As of January 1, 2003, the Company reorganized its business structure and transferred the PC business from the Digital Display & Media division to the Telecommunication Equipment & Handset division.

Continued;

24. Segment Information, Continued:

Financial Data by Business Division as of and for the three-month period ended June 30, 2002 (Millions of Won)

	Total	Business Division: Digital Display & Media	Digital Appliance	Telecommunication Equipment & Handset	Supporting Division
Sales					
External sales	₩4,894,177	₩ 2,060,736	₩ 1,717,653	₩ 1,061,530	₩ 54,258
Inter-division sales	55,315	18,498	5,310	10,444	21,063
	4,949,492	2,079,234	1,722,963	1,071,974	75,321
Operating income (loss)	429,407	134,458	228,244	75,857	(9,152)
Fixed assets					
Property, plant and equipment	2,774,507	836,208	810,808	433,535	693,956
Intangible assets	999,560	79,081	12,099	452,641	455,739
Total	3,774,067	915,289	822,907	886,176	1,149,695
Depreciation and amortization	₩ 142,090	₩ 40,891	₩ 28,043	₩ 38,812	₩ 34,344

Financial Data by Geographic Area for the six-month period ended June 30, 2003 (Millions of Won)

	Total	Domestic	North America	Europe	Central & South America	Central Asia	Asia	Oceania	Others
Sales									
External sales	₩9,843,366	₩2,499,500	₩2,796,748	₩927,115	₩204,831	₩482,886	₩2,250,874	₩180,166	₩501,246
Ratio (%)	100%	26%	28%	9%	2%	5%	23%	2%	5%
Inter-division sales	114,093	114,093	-	-	-	-	-	-	-
	₩9,957,459	₩2,613,593	₩2,796,748	₩927,115	₩204,831	₩482,886	₩2,250,874	₩180,166	₩501,246

Financial Data by Geographic Area for the three-month period ended June 30, 2002 (Millions of Won)

	Total	Domestic	North America	Europe	Central & South America	Central Asia	Asia	Oceania	Others
Sales									
External sales	₩4,894,177	₩1,787,936	₩1,158,827	₩435,986	₩116,721	₩207,884	₩1,045,302	₩70,402	₩71,119
Ratio (%)	100%	37%	24%	9%	2%	4%	21%	1%	2%
Inter-division sales	55,315	55,315	-	-	-	-	-	-	-
	₩4,949,492	₩1,843,251	₩1,158,827	₩435,986	₩116,721	₩207,884	₩1,045,302	₩70,402	₩71,119

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25. Spin-Off:

Upon a resolution of the Board of Directors on November 15, 2001 and a resolution of the shareholders on December 28, 2001, the Company was spun off from LG Electronics Investment Ltd. on April 1, 2002. On April 2, 2002, the Company completed the registration process required for new companies, in accordance with the Commercial Code of the Republic of Korea. In addition, on March 1, 2003, LG Electronics Investment Ltd. was legally merged into LG Chem Investment Ltd. (LGCI), which changed its name into LG Corp. after the merger.

In accordance with the provisions in the Commercial Code Article No. 530-2, LG Electronics Investment Ltd. established the Company to engage in the electronics and information and communications businesses.

The Company issued shares within the amount of net assets, which is the difference between the transferred assets and liabilities, and the shares were distributed to the shareholders of LG Electronics Investment Ltd. in proportion to their shares.

Accrued severance liabilities for employees working for the Company were transferred effective April 1, 2002.

The Company and LG Corp. jointly and severally hold a guarantee for the obligations before the spin-off.

Condensed financial information as of April 1, 2002 of the two companies after the spin-off is as follows:

	Millions of Won		
		Post spin-off	
	Prior to spin-off	LG Electronics Investment Ltd.	LG Electronics Inc.
Assets	₩ 11,982,532	₩ 2,972,213	₩ 9,443,488
Liabilities	7,514,855	887,074	6,627,781
Equity	4,467,677	2,085,139	2,815,707

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26. Supplemental Cash Flow Information:

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Significant transactions not affecting cash flows for the six-month period ended June 30, 2003 are as follows:

		Millions of Won
Transfer to building, machinery and others from construction in-progress	₩	26,768
Transfer to machinery and equipment from machinery in-transit		49,868
Reclassification of current maturities of debentures		852,997
Reclassification of current maturities of long-term debt		4,801
Changes in capital adjustments arising from the equity method of accounting for investments		34,776
Changes in retained earnings arising from the equity method of accounting for investments		3,807

27. Subsequent Event:

Upon a resolution of the Board of Directors on July 8, 2003, the Company entered into a foreign currency convertible bond issuance contract with Morgan Stanley & Co. International Limited, also on that same day, in order to issue the convertible bonds in the Luxembourg Stock Exchange. The terms and conditions of the contract are as follows:

- Type of bond: overseas public convertible bond
- Total face value of bonds: USD287.5 million (fixed exchange rate of ₩1,179.2: US$1)
- Expected date for issuance: August 11, 2003
- Terms and conditions for issuance of bonds
  - Coupon rate and yield-to-maturity: 0%
  - Expected date for redemption: August 11, 2006
  - The Company holds the right to exercise a call option at face value starting from two years after the date of issuance, under the condition that the market value per share of common stock exceeds 115% of the conversion price at the exercise date.
  - The bondholder holds the right to exercise a put option at face value on the day 18 months from the date of issuance.
- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 4,887,500 shares
  - Conversion price: ₩68,900 per share
  - Conversion period: September 12, 2003 through July 28, 2006

28. Reclassification of Prior Year Financial Statement Presentation -

Certain amounts in the balance sheet as of December 31, 2002, presented herein for comparative purpose, have been reclassified to conform to the presentation applied to the balance sheet as of June 30, 2003. These reclassifications had no effect on previously reported net income or shareholders equity.